FOR IMMEDIATE RELEASE

Enterra Energy Trust to Hold Second Quarter Results Conference Call

Calgary, Alberta – August 10, 2006 – Enterra Energy Trust (NYSE:ENT; TSX: ENT.UN) today announced it will hold a conference call and audio webcast to discuss its results for the second quarter of 2006 on Monday, August 14, 2006, at 11 a.m. ET.

Keith Conrad, President and Chief Executive Officer, and Victor Roskey, Senior Vice President, Finance and Administration and Chief Financial Officer, will discuss financial results and performance for the three months ended June 30, 2006.  The results will be released earlier the same day before markets open.

To access the call, please dial 416-340-2216 or 1-866-898-9626. The conference call will also be accessible via webcast at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. ET, August 21, 2006.  To access the replay, call 416-695-5800 or 1-800-408-3053, followed by passcode 3194428#.

About Enterra

Headquartered in Calgary, Enterra Energy Trust is a Canadian-based oil and gas income trust.  The Trust acquires, operates, and exploits petroleum and natural gas assets in Western Canada, Oklahoma and Wyoming.

Further information:

E. Keith Conrad

President and CEO, Enterra Energy Trust

Telephone: (403) 263-0262

E-mail: ekconrad@enterraenergy.com

Victor Roskey

Senior Vice President, Finance & Administration & CFO

Telephone: (403) 538-3580

E-mail: vroskey@enterraenergy.com